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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 8, 2007

Little Squaw Gold Mining Company
(Exact Name of Registrant as Specified in its Charter)

Alaska	**001-06412**	**91-0742812**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3412 S Lincoln Drive, Spokane WA	**99203-1650**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (509) 624-5831

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On October 8, 2007, Little Squaw Gold Mining Company announced that its recent trenching program has exposed another hard rock drilling target on the Company's wholly owned Chandalar, Alaska, mining property. Excavator trenching on the Pioneer prospect cut a 25-foot-wide structure that assays 10.33 parts per million (ppm) gold, or 0.302 ounces gold per short ton (oz Au/st).

For more information please see the press release attached as exhibit 99.1

Item 9.01   Financial Statements and Exhibits.

   (d) Exhibits

   Exhibit 99.1 October 8, 2007 Press Release

SIGNATURES

In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Little Squaw Gold Mining Company
(Registrant)

Dated: October 9, 2007   By: /s/ Ted R. Sharp

                                                  Ted R. Sharp
                                                  Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE 13-07



Little Squaw Trenching Defines Another Gold Drilling Target at Chandalar

Spokane WA – October 8, 2007 - Little Squaw Gold Mining Company's (LITS:OTC.BB -- $0.96) ("Little Squaw" or "the Company") recent trenching program has exposed another attractive hard rock drilling target on the Company's wholly owned Chandalar, Alaska, mining property. **Excavator trenching on the Pioneer prospect cut a 25-foot-wide structure that assays 10.33 parts per million (ppm) gold, or 0.302 ounces gold per short ton (oz Au/st).**

The Pioneer structure is a west-trending shear zone traced for six miles across the northern sector of the Company's mining claims. Gold mineralization occurs intermittently along the structure. The erosion of this mineralization feeds gold particles into the gold-rich Little Squaw Creek placer gold deposit (see Company press releases of August 23, September 10, and October 4). Trenching targeted a 2,000-foot-long gold-in-soil geochemical anomaly. A series of four trenches have tested the geochemical anomaly over 540 feet of strike length, exposing gold mineralization over 320 feet. Gold values are hosted in irregular pinching and swelling quartz lenses and stringers that impregnate a thick fault zone, or shear zone, cutting schist bedrock.

In trench PN-31, two sets of samples that crosscut the shear zone show a weighted average of 25 feet true thickness at 6.49 ppm (0.190 oz Au/st). One set runs 10.33 ppm gold (0.302 oz Au/st), as reported above. The second set across the same shear zone assays 25 feet at 2.62 ppm gold (0.077 oz Au/st). This variability reflects the presence of free gold particles irregularly dispersed in the sheared and crushed rock.

Samples of quartz veins exposed in a shallow trench 45 feet and 90 feet to the west of trench PN-31 assay 25.50 ppm gold (0.745 oz Au/st) over a width of 3 feet, and 71.40 ppm gold (2.085 oz Au/st) over a width of 2.5 feet, respectively. Trench PN-30 is 230 feet east of PN-31 and again cuts the shear zone-hosted vein system, showing a true thickness of 7 feet at 5.58 ppm gold (0.163 oz Au/st). Adjacent rocks in the footwall of this intercept show strongly anomalous gold at 0.20 ppm over 45 feet true thickness. Trench PN-29 cut the shear zone 540 feet to the east of trench PN-31, but only traces of gold were detected. This trench also exposed a greenstone (or diorite) intrusion that invades the schist, which may have some bearing on the presence (or lack) of gold mineralization.

Rodney Blakestad, Vice President Exploration of Little Squaw, said: *"Strong gold mineralization found thus far in the Pioneer shear zone extends for at least 320 feet and is open-ended to the west. With these dimensions, and its proximity to our Pallasgreen discovery (see Company press*

release of September 11), the Pioneer prospect becomes another excellent drilling target for us where we could define a bulk-tonnage type gold resource in the coming year."

Rodney Blakestad and Richard Walters, President of Little Squaw Gold Mining Company, are responsible for this news release. For additional information regarding Little Squaw Gold Mining, contact Susan Schenk, Manager of Investor Relations, by telephone at (509) 535-6156, or by e-mail at ir@littlesquawgold.com. Little Squaw maintains a comprehensive Web site at www.littlesquawgold.com.